

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2019

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

> **Re: Jiayin Group Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form F-1**
> **Filed April 10, 2019**
> **File No. 333-228896**

Dear Mr. Yan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2019 letter.

Form F-1/A filed April 10, 2019

Risk Factors
Risks Relating to Doing Business in China
Uncertainties in the interpretation or enforcement of PRC laws ..., page 52

1.   We note that you have removed your discussion of risks associated with the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law published in January 2015. Please ensure that you disclose any material risks associated with any new or updated rules or draft rules.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments and Estimates
Revenue Recogintion, page 103

2.   We note your response to comment 5 and your revised disclosure on page 118 of
        the implied uncollectible receivable rate and level of uncollectible receivables
        recognized. Please disclose in your discussion on pages 115 - 118, consistent with your
        response to comment 2 in your letter dated March 8, 2019, your assertion as to the
        appropriateness of the allowances for both uncollectible receivables and contract assets.

Managemen't Discussion and Analysis of Financial Condition and Results of Operations
Selected Balance Sheet Items
Payroll and welfare payables and Accrued expense and current liabilities, page 119-120

3.   We note that prior to March 2018 you failed to make adequate employee withholdings for
        individual income tax payments and social welfare and payroll fund payments and have
        recorded accruals for estimated underpaid amounts. You disclose that you have not
        received any notification from the relevant PRC authorities alleging that you have not
        fully withheld and paid such amounts and that in the event that you receive requests from
        the relevant authorities, you intend to immediately pay the outstanding
        withholdings accordingly. Disclose why you have elected not to remit these overdue
        withholdings considering your assessment that such amounts are due. Also discuss the
        impact on your current liquidity if the required payments were made as well as the amount
        of penalties you would expect to pay for these liabilities.

Refund liabilities, page 120

4.   We note your response to comment 2 and that the increase in your refund liabilities from
        2017 to 2018 is primarily due to the upfront service fees you charged in 2018. We also
        note from page 103, that upfront fees collected declined from RMB 2.9 billion in 2017
        to RMB 0.5 billion in 2018. Please reconcile your statements in response to our comment
        and your disclosures in your amended registration statement.

Liquidity and Capital Resources, page 120

5.   You state on page 103, that historically you typically charged a portion of service fees at
        loan origination with the remaining service fees collected on a monthly basis and
        that upfront fees collected were RMB 2.9 billion and RMB 0.5 billion in 2017 and 2018,
        respectively. And that since February 2018, you have collected the majority of service
        fees in the first two monthly payment installments. Please address the following:
        • Disclose the impact of the change in service fee collections on your 2018 operating
          cash flows;
        • Disclose the impact of the change in service fee collections on your working capital
          over the next twelve months considering the liquidity pressure you are experiencing,

including the impact of expending incremental cash receipts from the collections in months one and two versus monthly over the term of the loan; and

- Disclose the maximum amount of discretionary payments the company could make to repay investors covered by the investor assurance program.

6. We note your response to comments 3 and 8 and the revised disclosure that you automatically track performance of each individual loan, continuously monitoring performance. Please address the following:

- Reconcile your response with the risk factor on page 29 in which you state that while you have made full provision for the risks and liabilities associated with underlying loans, your grouping of the loans makes you unable to track the performance of individual loans; and
- Considering the level of 2018 contract asset write-offs and in order to provide investors with visibility into the credit quality of these assets, disclose a contract asset aging consistent with the accounts receivable aging on page F-26.

7. You disclose that you have gradually recovered from the unfavorable market developments in mid-2018 and that your liquidity status improved in January and February 2019, resulting in an increase in cash and cash equivalents to RMB 95.9 million as of February 28, 2019. In order to present a balanced discussion, you should also disclose the revenues recognized and payments made for guarantee and any other liabilities during this timeframe which will enable a reader to more clearly understand the impact of your operating results on liquidity.

You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Meng Ding, Esq.